                              MEGO FINANCIAL CORP.
                               4310 Paradise Road
                             Las Vegas, Nevada 89109

                                   May 5, 1998

VIA FEDERAL EXPRESS
-------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Form S-3 Registration Statement, filed on May 22, 1997, Registration No. 333-27657 ("Registration Statement") for Mego Financial Corp.

Gentlemen:

         Pursuant to Rule 477 under Regulation C of the Securities Act of 1933, as amended, Mego Financial Corp. hereby applies with the Commission to withdraw its Registration Statement due to adverse market conditions. None of the securities under the Registration Statement were issued or sold.

         Please acknowledge receipt of this letter by stamping the copy of this letter enclosed for that purpose and returning it in the self-addressed, stamped envelope provided for your convenience.

                                                 Very truly yours,

                                                 MEGO FINANCIAL CORP.



                                                 By: /s/ Jerome J. Cohen
                                                     --------------------------
                                                     Name: Jerome J. Cohen
                                                     Title: President

cc:      Rufus Decker, Staff Examiner
         (Securities and Exchange Commission)